Cane Clark LLP		3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Telephone: 702-312-6255
Chad Wiener+	Scott P. Doney~	Facsimile: 702-944-7100
Joe Laxague~		Email: sdoney@caneclark.com

May 29, 2007

United States Securities and Exchange Commission
Attn: Hugh Fuller
Mail Stop4561
100 F, N.E.
Washington, D.C. 20549

Re:	Language Access Network, Inc. Registration Statement on Form 10-SB Filed April 16, 2007 File No. 0-33058

Dear Mr. Fuller:

I write on behalf of Language Access Network, Inc. (“the Company”) in response to Staff’s letter of May 18, 2007 by Barbara C. Jacobs, Assistant Director of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form 10-SB (the “Comment Letter”).

The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

Form 10-SB
Item 6. Executive Compensation, page 45

1. Please refer to prior comment of our letter dated March 16, 2007. Please see Instructions to Item 402(b)(2)(v) and (vi) of Regulation S-B regarding disclosing the assumptions upon which the valuations are based referring to the location where that discussion is located.

In response to this comment, the assumptions underlying the stock and option awards were added to the Company’s Results of Operation section on the amended Form 10-SB, as required by Item 402 of Regulation S-B.

2. Please update your registration statement to conform with the requirements of Item 310(g) of Regulation S-B. In addition to including financial statements as of March 31, 2007, update the Form 10-SB throughout as appropriate.

In response to this comment, the Company included March 31, 2007 financial statements and otherwise updated the disclosures of the amended Form 10-SB.

Sincerely,

/s/ Scott Doney
Scott Doney, Esq.